Exhibit 99.1

TELUS International Announces Secondary Offering of
Subordinate Voting Shares

Vancouver, Canada – September 21, 2021 – TELUS International (Cda) Inc. (TELUS International) (NYSE & TSX: TIXT) announced today that certain shareholders of TELUS International, including Baring Private Equity Asia, have commenced a proposed underwritten public secondary offering of 12,000,000 subordinate voting shares of TELUS International. Additionally, the selling shareholders are expected to grant the underwriters a 30-day option to purchase up to an additional 1,800,000 subordinate voting shares of TELUS International at the public offering price, less the underwriters’ discount and commissions.

TELUS International is not selling any subordinate voting shares in the offering and will not receive any proceeds from the sale of the subordinate voting shares by the selling shareholders. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size and terms of the offering.

J.P. Morgan Securities LLC, Barclays Capital Inc., CIBC Capital Markets and Credit Suisse Securities (USA) LLC will act as joint lead book-running managers for the offering.

The offering will be made only by means of a prospectus. When available, a copy of the preliminary prospectus related to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204 or by email at prospectuseq_fi@jpmorganchase.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at (888) 603-5847 or by at email at barclaysprospectus@broadridge.com; CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, Telephone: 1-800-221-1037 or e-mail: usa.prospectus@credit-suisse.com.

The registration statement relating to the offering of subordinate voting shares has been filed with the SEC but has not yet become effective. A preliminary short form base PREP prospectus relating to the offering has been filed with the securities regulatory authorities in each of the provinces and territories of Canada (Canadian regulatory authorities) and contains important information relating to the subordinate voting shares and is still subject to completion or amendment. The subordinate voting shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and a receipt for the final short form base PREP prospectus has been issued by the Canadian regulatory authorities.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of TELUS International, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

1

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. The company is building stronger communities and helping those in need through large-scale volunteer events that have positively impacted the lives of more than 150,000 citizens around the world and through its five TELUS International Community Boards that have provided $4 million in funding to grassroots charitable organizations since 2015.

TELUS International Investor Relations

Jason Mayr
(604) 695-3455
ir@telusinternational.com

TELUS International Media Relations

Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com

2

Cautionary note regarding forward-looking statements

This news release may contain forward-looking information within the meaning of applicable securities laws, including with respect to the anticipated offering, whether or when the offering may be completed and the actual size and terms of the offering. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could", “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking information in this news release may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations expressed, implied or forecasted by such forward-looking information include, among other things, those listed and fully described in our “Risk Factors” section of the Annual Report for the year ended December 31, 2020, available on SEDAR and on Form 20-F on EDGAR with the SEC. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

3